February 27, 1996



Templeton Funds Annuity Company
700 Central Avenue
St. Petersburg, Florida  33701-3628

Dear Sirs:

As counsel for Templeton Funds Annuity Company (the "Company"), I am familiar with Templeton Funds Retirement Annuity Separate Account ("Separate Account"), which is a separate account for assets applicable to Templeton Retirement Annuities ("Annuities") issued by the Company.

I have made such examination of the law and examined such corporate records and such other documents as in my judgement are necessary and appropriate to enable me to render the following opinion.

With respect to the issuance and sale of interests in the Separate Account during the Separate Account's fiscal year ended December 31, 1995, it is my opinion that such interests were issued in connection with Annuities that constitute legal, validly issued and binding obligations of the Company.

I consent to the filing of this opinion in connection with the Notice for the fiscal year ended December 31, 1995 pursuant to Rule 24f-2 under the Investment Company Act of 1940 to be filed on behalf of the Separate Account with the Securities and Exchange Commission.

Sincerely,

/s/ELLEN F. STOUTAMIRE

Ellen F. Stoutamire
Associate Counsel